Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 2025 Vote by Internet - QUICK – EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week - or by Mail Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically must be received by 11:59 p.m., Eastern Time, on June 15, 2025. PS INTERNATIONAL GROUP LTD. INTERNET – www.cstproxyvote.com Log onto this website to vote your proxy. Have your proxy card available when you access the website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints Mr. Yee Kit Chan, our chairman of the board, as proxy, with the power to appoint his substitute, and authorizes him to represent and to vote, as designated on the reverse hereof, all of the shares of ordinary shares of PS International Group Ltd. held of record by the undersigned at the close of business on May 15, 2025 at the Annual Meeting of Stockholders of PS International Group Ltd. to be held on June 17, 2025 Hong Kong Time (June 16, 2025 Eastern Time), or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR “FOR” ALL PROPOSALS AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. (Continued, and to be marked, dated and signed, on the other side)

PROXY PS INTERNATIONAL GROUP LTD.— 2025 1. Proposal One By an ordinary resolution, to approve the re-appointment of the director namely Mr. Yee Kit, CHAN, to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal. FOR AGAINST ABSTAIN 2. Proposal Two By an ordinary resolution, to approve the re-appointment of the director namely Mr. Hang Tat Gabriel, CHAN, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal. FOR AGAINST ABSTAIN 3. Proposal Three By an ordinary resolution, to approve the re-appointment of the director namely Mr. Yong, YAO, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal. . FOR AGAINST ABSTAIN 4. Proposal Four By an ordinary resolution, to approve the re-appointment of the director namely Ms. Lai Ping, CHAN, to serve a term expiring at the next annual meeting of shareholders or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal. FOR AGAINST ABSTAIN 5. Proposal Five By an ordinary resolution, to approve the re-appointment of the director namely Mr. Zijian, TONG, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal. FOR AGAINST ABSTAIN 6. Proposal Six By an ordinary resolution, to approve the re-appointment of the director namely Mr. Eric, CHEN, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal. FOR AGAINST ABSTAIN 7. Proposal Seven By an ordinary resolution, to approve the re-appointment of the director namely Mr. Tsao- Lung, LAI, to serve a term expiring at the next annual meeting of shareholders or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal. FOR AGAINST ABSTAIN 8. Proposal Eight By an ordinary resolution, to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. 9. Proposal Nine By special resolutions, (i) to approve and adopt the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice (the “Second Amended M&A”), in substitution for and to the exclusion of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the “Existing M&A”) in its entirety with immediate effect, to reflect the changes in, among others, the amendment of the provision under clause 86(a) regarding the number of Directors from “the number of Directors shall be up to seven (7) Directors” to “the number of Directors shall be at least five (5) Directors”; and FOR AGAINST ABSTAIN (ii) to authorize and instruct the registered office provider of the Company to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Second Amended M&A and the passing of these special resolutions. FOR AGAINST ABSTAIN 10. Proposal Ten By ordinary resolutions, (i) to approve the consolidation of every issued and unissued shares of the Company at a ratio within a range of eight (8) shares into one (1) share to ten (10) shares into one (1) share (the “Share Consolidation”), the exact ratio of which shall be determined by further action at the discretion of the Board of Directors, but in no event shall cause the Company to fail qualifying for the continuing listing standards on the Nasdaq Capital Market, to be effective on a date on or prior to October 15, 2025 as may be determined by the Board of Directors and announced by the Company (the “Effective Date”), so that a shareholder holding every eight (8) to ten (10) Ordinary Shares of US$0.0001 par value each (the “Pre- Consolidation Ordinary Shares”) will hold 1 new Ordinary Share of par value ranging from US$0.0008 to US$0.001 each (the “Post-Consolidation Ordinary Shares”), and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and FOR AGAINST ABSTAIN (ii) in respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board of Directors be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation. Please mark your votes like this CONTROL NUMBER Signature Signature, if held jointly Date , 2025. Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.